

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 25, 2011

Michael T. Flynn
Executive Vice President and Chief Operating Officer
Eagle Bancorp, Inc.
7815 Woodmont Avenue
Bethesda, MD 20814

   Re: **Eagle Bancorp, Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2009
      Filed March 15, 2010 and amended February 23, 2011
      File No. 000-25923

Dear Mr. Flynn:

   We have completed our review of your filings and do not have any further comments at this time.

          Sincerely,

          Michael Clampitt
          Senior Attorney